Exhibit 99.154

Fire & Flower Announces 2021 Annual General and Special Meeting Voting Results

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Shareholders approve share consolidation in preparation for Nasdaq listing Donald Wright named Chair of the Board

TORONTO, June 9, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced the voting results from its Annual General and Special Meeting of the Company’s shareholders (the “Shareholders”), held earlier today (the “Meeting”). The Company is pleased to announce that all matters put forward before the Shareholders for consideration and approval as set out in the Company’s management information circular dated April 30, 2021 (the “Circular”), were approved by the requisite number of votes cast at the Meeting.

The shareholders voted in favour of the share consolidation resolution, which is aimed at helping the Company satisfy the listing requirements of the Nasdaq exchange. The approval by shareholders allows the Company to consolidate shares at a ratio of not greater than 1-for-10. The Nasdaq listing is a meaningful part of the Company’s capital markets presence as it continues to expand as the leading global technology focused cannabis retailer.

The Company is also pleased to announce that Mr. Donald Wright has been appointed as Chair of the Company’s board of directors (the “Board”). Mr. Wright has over 40 years of experience in the finance industry and has been involved in financing small and medium sized companies across several industries, including cannabis. Throughout his seasoned career, he has held several positions in leadership including President of Merrill Lynch Canada, Executive Vice President, Director and Member of the Executive Committee of Burns Fry Ltd., Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group. He also has been serving as President and Chief Executive Officer of The Winnington Capital Group Inc. and Chairman of Metrolinx. Mr. Wright currently serves as Chairman/Director of several TSX Venture Exchange listed companies such as WildBrain Ltd., Richards Packaging Income Fund, RF Capital Inc. and Cinaport Acquisition Corp.

A total of 59,134,498 common shares of the Company (the “Common Shares”) were represented at the Meeting, being 17.74% of the issued and outstanding Common Shares.

Each of the directors listed as a nominee in the Circular was elected as a director of the Company at the Meeting. The detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	%	Votes Withheld	%
Harvey Shapiro	43,893,946	85.99	7,151,654	14.01
Trevor Fencott	46,893,866	91.87	4,151,734	8.13
Norman Inkster	48,060,281	94.15	2,985,319	5.85
Sharon Ranson	50,542,022	99.01	503,578	0.99
Donald Wright	50,463,232	98.86	582,368	1.14
Avi Grewal	40,612,677	79.56	10,432,923	20.44
Stéphane Trudel	38,003,473	74.45	13,042,127	25.55

At the Meeting, the Shareholders approved, by the requisite number of votes cast at the Meeting, all matters put forward before the Shareholders for consideration and approval as set out in the Circular. In addition to the election of the directors of the Company as noted above, the Shareholders:

●	fixed the number of directors of the Company to be elected at the Meeting at seven (7);

●	reappointed PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and authorized the board of directors of the Company to fix their remuneration and terms of engagement;

●	passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding Common Shares on the basis of a consolidation ratio to be selected by the Board of up to 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share, provided that, (a) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share; and (b) such consolidations occur prior to June 9, 2022;

●	passed an ordinary resolution approving the Company’s 2021 option plan (the “Stock Option Plan”) as well as all unallocated options, rights and entitlements thereunder;

●	ratified and approved the grant of 4,517,918 options to purchase Common Shares which were granted to certain employees, officers and directors of the Company under the Stock Option Plan;

●	passed an ordinary resolution approving the Company’s new treasury performance and restricted share unit plan (the “PRSU Plan”) as well as all unallocated awards, rights and entitlements thereunder; and

●	ratified and approved the grant of 826,978 restricted share units which were granted to certain employees and officers of the Company and its affiliates under the PRSU Plan.

The Company has filed a report of the voting results on all resolutions voted on the Meeting on the Company’s SEDAR profile at www.sedar.com.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties..

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for fiscal year ended January 30, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward- looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: To learn more about Fire & Flower, visit www.fireandflower.com

CO: Fire & Flower Holdings Corp.

CNW 19:23e 09-JUN-21